BEELAND MANAGEMENT COMPANY, L.L.C.

Sponsor of THE ROGERS FUNDS

July 20, 2011

VIA EDGAR

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rogers International Raw Materials Fund, L.P. (File No. 000-51836)
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Quarterly Period Ended March 31, 2011

Dear Mr. Woody

We thank you for your comment letter of July 7, 2011 relating to the most recent annual and quarterly reports of Rogers International Raw Materials Fund, L.P. (File No. 000-51836) (the “Registrant”), amendments to which are being filed today with the Commission. For your convenience reference, the Staff’s comments are set forth verbatim below, together with Registrant’s responses thereto.

Form 10-K

Item 9A. Controls and Procedures

Disclosure Control and Procedures, page 24

1.	We note you have disclosed that your disclosure controls and procedures are effective except as described herein. Please revise to conclude that your disclosure controls and procedures are not effective, or advise. To the extent you determine that your disclosure controls and procedures are effective, please tell us how you made this determination in light of your material weakness. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2010. Please refer to Item 307 of Regulation S-K.

Registrant has amended its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, in each case, to state that Registrant’s disclosure controls and procedures are not effective.

Management’s Report on Internal Control Over Financial Reporting, page 24

2.	We note your disclosure of a material weakness; please amend your filing to explicitly state that your internal control over financial reporting was not effective as of December 31, 2010. Please refer to Item 308T of Regulation S-K.

Chicago Board of Trade • 141 W. Jackson Blvd., Suite 1340A • Chicago, Illinois 60604

(312) 264-4375 • Fax (312) 264-4303 • (877) 423-3526

Registrant has done so.

3.	Please amend your filing to include a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.” Please refer to Item 308T of Regulation S-K.

Registrant respectfully requests the Staff to reconsider this comment in light of Section 404(c) of the Sarbanes-Oxley Act of 2002 which was added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act and which provides permanent relief with respect to such attestations for issuers such as Registrant.

Registrant acknowledges the following with respect to each filing made today in connection with this correspondence:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Allen Goodman
Chief Financial Officer
Beeland Management Company, L.L.C.
General Partner of Registrant